UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36/38, avenue Kléber, 75116 Paris, France, +33 1 71 75 00 75

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €5 per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share

$400,000,000 6.750% Notes due 2038

(Title of each class of securities covered by this Form)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d)  (for successor registrants)
Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i)  (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Veolia Environnement first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in 2001.

B.	Veolia Environnement has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Veolia Environnement has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, Veolia Environnement last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on May 27, 2008 when it sold the $700,000,000 5.250% Notes due 2013, the $700,000,000 6.000% Notes due 2018 and the $400,000,000 6.750% Notes due 2038 under its automatic shelf registration statement filed with the Securities and Exchange Commission on May 21, 2008. This shelf registration statement expired on May 21, 2011 and is no longer effective. The $700,000,000 5.250% Notes due 2013 were repaid in 2013 and are no longer outstanding. The $700,000,000 6.000% Notes due 2018 were repaid on December 19, 2014 and are no longer outstanding.

In addition, Veolia Environnement has registered equity securities under the Securities Act pursuant to registration statements on Form S-8. On April 12, 2005, Veolia Environnement filed a Registration Statement on Form S-8 (333-124015) registering 2,199,274 Ordinary Shares to be issued to participants under its 2001 Share Subscription Option Plan, 2002 Share Subscription Option Plan, 2003 Share Subscription Option Plan and 2004 Share Subscription Option Plan. On March 7, 2007, Veolia Environnement filed a Registration Statement on Form S-8 (333-141109) registering 265,900 Ordinary Shares to be issued to particpants under its 2006 Share Purchase Option Plan. On December 22, 2014 Veolia Environnement filed post-effective amendments terminating the registration of unsold securities under these S-8 registration statements.

Item 3. Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company’s Ordinary Shares (including Ordinary Shares represented by ADSs) (the “subject securities”) is France and the United Kingdom.

In France, the Company’s Ordinary Shares are listed on Euronext Paris (Compartment A) under the symbol “VIE”.

In the United Kingdom, the subject securities are not listed on an exchange, but the subject securities are traded off-exchange, including over-the-counter and through multilateral trading facilities based in the United Kingdom, in particular BATS CHI-X Europe, Turquoise and BATS Trading Europe.

B.	The Company’s Ordinary Shares were first listed on the predecessor of Euronext Paris in 2000. The Company’s Ordinary Shares have been listed on Euronext Paris for at least the 12 months preceding the filing of this Form.

C.	Each American Depositary Share (“ADS”) represents one Ordinary Share, and the ADSs traded on the New York Stock Exchange through December 22, 2014.

During the 12-month period beginning on December 22, 2013 and ending on December 22, 2014, approximately 61.53% of the worldwide average daily trading volume of the subject securities occurred on Euronext Paris in France and through the BATS CHI-X Europe, Turquoise and BATS Trading Europe multilateral trading facilities in the United Kingdom. In addition, during this same period, the average daily trading volume of the subject securities in France was greater than the average daily trading volume of the subject securities in the United States.

Item 4. Comparative Trading Volume Data

A.	The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from December 22, 2013 to December 22, 2014.

B.	The average daily trading volume of the subject securities was 180,010 in the United States and 5,401,280 on a worldwide basis.

C.	As a percentage of worldwide average daily trading volume, average daily trading volume of the subject securities in the United States was 3.33%.

D.	The subject class of securities has been voluntarily delisted from the New York Stock Exchange. The final day of trading on the New York Stock Exchange was December 22, 2014. As of that date, the average daily trading volume of the subject securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 3.33%.

E.	The Company has not terminated its sponsored American depositary receipt facility regarding its ADSs.

F.	The Company obtained trading volume data for purposes of the calculations described in this Item 4 from Bloomberg, Euronext Paris and the New York Stock Exchange. Bloomberg was used to obtain information about off-exchange trading volumes.

Item 5. Alternative Record Holder Information

Not Applicable.

Item 6. Debt Securities

Veolia Environnement is the issuer of the $700,000,000 5.250% Notes due 2013, the $700,000,000 6.000% Notes due 2018 and the $400,000,000 6.750% Notes due 2038. The $700,000,000 5.250% Notes due 2013 were repaid in 2013 and are no longer outstanding. The $700,000,000 6.000% Notes due 2018 were repaid on December 19, 2014 and are no longer outstanding. As of November 17, 2014, the number of record holders of the $400,000,000 6.750% Notes due 2038 on a worldwide basis identified on the basis of the records of the Depository Trust Company (DTC) was 19.

Item 7. Notice Requirement

A.	The Company disclosed its intent to voluntarily terminate its registration and reporting requirements under the Exchange Act in a press release dated December 1, 2014.

B.	The press release described above was published on the Business Wire service and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on December 1, 2014.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website http://www.finance.veolia.com/

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Veolia Environnement has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Veolia Environnement certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

December 23, 2014	By: _/s/ Antoine Frérot
Antoine Frérot, Chairman and Chief Executive Officer